UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 24, 2025

American Hospitality Properties REIT II, INC.

(Exact name of issuer as specified in its charter)

Delaware	92-2883234
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

14643 Dallas Parkway, Suite 970, Dallas, Texas	75254
(Full mailing address of principal executive offices)	(ZIP Code)

(214) 750 - 2967

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 4.	Change in Issuer’s Certifying Accountant

On February 24, 2025, American Hospitality Properties REIT II, Inc. (the “Company”) received notice that its independent accounting firm, Turner, Stone & Company L.L.P. (“Turner Stone”), resigned as the Company’s independent auditor as of that date.

The report of Turner Stone on the Company’s financial statements as of December 31, 2023, and the related statements of operations, changes in stockholders’ equity, and cash flows for the period from March 10, 2023 (the Company’s inception) through December 31, 2023, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to any uncertainty, audit scope or accounting principles. During the fiscal year ended December 31, 2023, and the subsequent interim period preceding such resignation, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Turner Stone on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Turner Stone, would have caused Turner Stone to make reference to the subject matter of the disagreement in connection with their reports, and (ii) there were no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company has provided Turner Stone with a copy of this Current Report on Form 1-U and has requested that it furnish to the Company a letter addressed to the Securities and Exchange Commission stating whether Turner Stone agrees with the statements contained herein and, if not, stating the respects in which it does not agree. A copy of the letter from Turner Stone, dated April 3, 2025, is filed as Exhibit 99.1 to this Current Report on Form 1-U.

Item 9.	Other Events

As a result of the resignation of Turner Stone, as detailed above in Item 4, the Company has had to commence a search for a new independent auditor. Despite the Company’s best efforts, additional time is required to formally engage a successor audit firm, familiarize such auditor with the Company and its financial operations, finalize its financial statements, and complete the necessary review processes with such auditor to ensure the quality and accuracy of the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2024 (the “Annual Report”).

Given the adverse effects of this unforeseen change on its audit and reporting timeline, the Company does not expect to timely file the Annual Report. The Company currently plans to file the Annual Report on or before December 31, 2025, subject to the timely engagement, onboarding, and review process of the new independent auditor.

The Company no longer offers securities exempt under Regulation A of the Securities Act of 1933, and it is not seeking qualification of any new offerings at this time.

Exhibit No.	Description

99.1	Letter from Turner, Stone & Company, L.L.P., dated April 3, 2025

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Hospitality Properties REIT II, INC.

By:	/s/ W.L. “Perch” Nelson
W.L. “Perch” Nelson
Chief Executive Officer

Date: April 7, 2025